On May 16, 2003, the Fund held its Annual Meeting of Shareholders, at which time the Annual Meeting for the preferred stockholders was adjourned to June 13, 2003. The items for vote were the elections of two Directors on the Board. A quorum of the shares outstanding was present, and both votes passed with a majority of those shares. The results were as follows:

Proposal - Election of Directors

                                                      SHARES WITH
                         SHARES VOTED  PERCENTAGE OF   AUTHORITY   PERCENTAGE OF
NAME                          FOR       SHARES VOTED    WITHHELD    SHARES VOTED
Scott F. Kavanaugh         7,274,475       75.1%         98,928         1.0%
     (common vote)
Timothy K. Hui               1,200         100.0%          0             0%
     (preferred vote)